Filed Pursuant to Rule 424(b)(2)

Registration Number 333-103659

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 3, 2004)

1,100,000 Shares

MGE Energy, Inc.

Common Stock

We are selling 1,100,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol “MGEE.” On September 9, 2004, the last reported sale price of our common stock, as reported on the Nasdaq National Market, was $31.99 per share.

See “ Risk Factors” beginning on page 3 of the accompanying prospectus to read about factors that you should consider before buying our common stock.

	Per Share	Total
Public offering price	$31.850	$35,035,000
Underwriting discount	$1.035	$1,138,500
Proceeds, before expenses, to us	$30.815	$33,896,500

The underwriters also have an option to purchase up to 165,000 additional shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about September 15, 2004.

A.G. EDWARDS	EDWARD JONES

The date of this prospectus supplement is September 10, 2004.

Madison Gas and Electric Company

Service Area

Artist’s Rendering of West Campus Cogeneration Facility

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the date of the accompanying prospectus, as applicable. We are not making an offer of these securities in any state where the offer is not permitted.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not be applicable to our common stock. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless the context otherwise indicates, the words “company,” “we,” “us” and “our” refer to MGE Energy, Inc. and its subsidiaries.

SUMMARY INFORMATION

The following summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included under “Forward-Looking Statements” and “Risk Factors” in the accompanying prospectus.

MGE Energy, Inc.

We were formed as a Wisconsin corporation in 2001. We became a holding company for Madison Gas and Electric Company (“MGE”) on August 12, 2002, when MGE shareholders exchanged their shares of MGE common stock for shares of our common stock. Our subsidiaries operate in three business segments: regulated electric utility operations, regulated gas utility operations, and non-utility energy operations. Our principal subsidiary is MGE, which conducts our regulated electric utility and gas utility operations. We also have several wholly-owned non-utility subsidiaries that have been created to pursue electric generation projects that will support MGE’s regulated electric service needs.

Regulated Electric Utility and Gas Utility Operations. MGE’s regulated assets and operating revenues currently comprise a substantial portion of our assets and substantially all of our revenues. MGE generates and distributes electricity to nearly 132,000 customers throughout 250 square miles of Dane County, Wisconsin. It also purchases, transports and distributes natural gas to more than 129,000 customers in 1,375 square miles of service territory in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE has served the Madison, Wisconsin area since 1896.

MGE has a net generating capability of 645 megawatts. MGE owns a 22% co-ownership interest in the Columbia plant, located in Portage, Wisconsin, which consists of two 512 megawatt coal-fired units operated by Alliant Energy Corporation and which produced approximately 44% of MGE’s kilowatt-hour-deliveries during the six months ended June 30, 2004. MGE also owns 193 megawatts of coal-, gas- and oil-fired generating capacity at its Blount plant in Madison, Wisconsin; 174 megawatts of gas- and oil-fired combustion turbines in Marinette and Madison, Wisconsin; 51 megawatts of diesel-fueled portable generators in Madison, Wisconsin; and two megawatts of wind turbines in Lincoln and Red River, Wisconsin.

On January 1, 2001, MGE, along with other Wisconsin investor-owned utilities, several municipalities and retail cooperatives, transferred all of its electric utility transmission assets to American Transmission Company, LLC (“ATC”). ATC owns the transmission facilities and is responsible for their operation and maintenance as well as planning, construction and expansion of transmission lines in Wisconsin. MGE currently has an approximate 5% ownership interest in ATC.

Non-Utility Operations. Our non-utility subsidiaries include subsidiaries formed to develop, acquire and own electric generating facilities. These subsidiaries were formed following our becoming a holding company for MGE in August 2002. Several of those subsidiaries are involved in the development and construction of a natural gas-fired cogeneration plant on the Madison campus of the University of Wisconsin, which is described below. We also have an option to own a portion of the coal-fired base-load generating facilities that are a part of Wisconsin Energy Corporation’s Power the Future proposal. The proposal included three 600-megawatt coal-fired generating units, which would be located in Wisconsin. The Public Service Commission of Wisconsin

(“PSCW”) issued an order in November 2003 approving two of the facilities. Our option permits us to obtain an ownership interest equivalent to approximately 50 megawatts per facility. We may exercise our option on a facility at any time prior to the expiration of 60 days after the issuance by Wisconsin Energy Corporation of a notice to proceed on that facility, which may be issued once all permits for that facility have been approved. We anticipate making a decision on whether to exercise the options by the middle of 2005.

Regulation. We are subject to regulation by the PSCW as to specified aspects of our business under the Wisconsin Utility Holding Company Act. MGE is subject to regulation by the PSCW and the Federal Energy Regulatory Commission (“FERC”). The PSCW has authority to regulate most aspects of MGE’s business, including rates, accounts, issuance of securities and plant and transmission line siting. FERC has jurisdiction, under the Federal Power Act, over specified accounting practices and other aspects of MGE’s business. Our operations are also subject to regulation under local, state and federal laws regarding air and water quality and solid waste disposal.

Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703-1231, and our telephone number is (608) 252-7000. We also have a web site located at www.mgeenergy.com. Except as described under “Where You Can Find More Information” in the accompanying prospectus, the information found on, or otherwise accessible through, our website is not incorporated in, and does not form a part of, this prospectus supplement, the accompanying prospectus or any other report or document we file with or furnish to the Securities and Exchange Commission.

Summary Segment Financial Data

The following table shows selected historical financial data for our business segments as of and for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004. Our selected historical segment financial data as of and for the years ended December 31, 2001, 2002 and 2003 were derived from our audited consolidated financial statements. Our selected historical segment financial data as of and for the six months ended June 30, 2003 and 2004 were derived from our unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for our fiscal quarters ended June 30, 2003 and 2004. Certain prior-year amounts shown below have been reclassified for comparative purposes. This selected historical segment financial data should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes incorporated by reference in the accompanying prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands)
Operating Income:
Utility
Electric	$35,743	$43,487	$41,667	$15,909	$20,888
Gas	12,764	14,658	18,549	13,247	12,434
Non-Utility	*	(15)	(385)	(72)	1,198

Total	$48,507	$58,130	$59,831	$29,084	$34,520

Capital Expenditures:
Utility
Electric	$33,722	$42,940	$40,833	$19,848	$17,256
Gas	8,244	15,209	13,875	6,861	5,275
Non-Utility	*	18,852	28,262	29,656	27,504

Total	$41,966	$77,001	$82,970	$56,365	$50,035

	As of December 31,			As of June 30,
	2001	2002	2003	2003	2004
	(in thousands)
Assets:
Utility
Electric	$376,568	$414,827	$445,728	$415,736	$455,776
Gas	144,145	151,548	165,577	136,230	159,572
Not Allocated	39,903	52,799	55,839	50,177	41,372
Non-Utility	*	20,639	54,543	50,360	89,907

Total	$560,616	$639,813	$721,687	$652,503	$746,627

*	The non-utility subsidiaries were formed in 2002.

West Campus Cogeneration Facility

We are building a natural gas-fired cogeneration facility on the Madison campus of the University of Wisconsin. When completed, the facility will have a planned capacity to produce 20,000 tons of chilled water, 500,000 pounds per hour of steam and approximately 150 megawatts of electricity. The University will own a controlling interest in the chilled-water and steam plants, which will be used to meet the growing needs for air-conditioning and steam-heat capacity for the University campus. Our wholly-owned subsidiary, MGE Power West Campus, LLC, will own a controlling interest in the electric generation plant, which will be used to provide electricity to MGE’s customers. MGE will lease the assets owned by MGE Power West Campus, LLC and will operate the entire facility. Another one of our wholly-owned subsidiaries, MGE Construct, LLC, is responsible for the construction of the entire facility. Construction on the project commenced in October 2003, and it is expected to be completed by spring 2005. The expected cost to construct the facility is approximately $185 million in total, of which $105 million is our estimated portion.

As of June 30, 2004, we had incurred $77.9 million of costs on the project, which are reflected in construction work in progress on our consolidated balance sheet. These costs represent amounts paid for equipment as well as other costs associated with construction of the facility. We have financed these costs through the issuance from time to time since August 2003 of 289,000 shares of our common stock through a distribution agreement, which generated proceeds of approximately $8.9 million, borrowings under our $60 million unsecured bank line of credit and the issuance in September 2003 by MGE Power West Campus, LLC of $30 million of 5.68% senior secured notes due September 25, 2033, in a private placement offering. Ultimately, we expect the facility to be financed with approximately 53% equity and 47% debt.

Recent Developments

Dividend Increase

On August 20, 2004, our board of directors declared a quarterly dividend of $0.34167 per share to holders of record of our common stock as of September 1, 2004, which dividend will be paid on September 15, 2004. Purchasers of shares in this offering will not be entitled to receive that dividend. The quarterly dividend represents an increase of $0.00334 over the quarterly dividend declared by our board in each of the previous four fiscal quarters.

Six Months 2004 Financial Results

Our revenues increased $9.6 million, or 4.5%, and our net income increased $4.1 million, or 27.1%, during the six months ended June 30, 2004, as compared to the same period in 2003. The revenue increase reflects electric and gas rate increases, which became effective on January 14, 2004 and March 1, 2003, and increased electricity sales to large commercial customers and residential customers. These revenue increases were partially offset by a decline in deliveries of gas, due to cooler weather in 2003 as compared to 2004, and a decline in sales for resale of electricity, reflecting the expiration of a contract to sell 25 megawatts of electric capacity to Alliant Energy Corporation. Regulated electric utility, regulated gas utility and non-utility revenues were $121.3 million, $98.0 million and $1.4 million, respectively, for the six months ended June 30, 2004, as compared to $114.7 million, $96.4 million and $0, respectively, for the six months ended June 30, 2003. See our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 incorporated by reference in the accompanying prospectus for more information regarding our results of operations for the six months ended June 30, 2004 and “Risk Factors” in the accompanying prospectus for a description of factors, including weather conditions, that can affect our results of operations.

The Offering

Company	MGE Energy, Inc.

Securities offered	1,100,000 shares of common stock (1)

Number of shares of common stock outstanding after the offering	19,967,967 shares (20,132,967 if the over-allotment option is exercised in full)

Nasdaq National Market listing symbol	MGEE

Current indicated annual dividend per share	$1.36668 (2)

Use of proceeds

To repay short-term borrowings, which were incurred to finance a portion of the capital expenditures associated with the West Campus Cogeneration Facility being constructed on the University of Wisconsin campus, and general corporate purposes.

Risk factors

You should carefully consider the information set forth under “Risk Factors” in the accompanying prospectus, as well as the other information set forth herein and in the accompanying prospectus, before investing in our common stock.

(1)	The number of shares of common stock offered does not include up to 165,000 shares of common stock that the underwriters have an option to purchase from us to cover over-allotments. That option may be exercised, if at all, within 30 days of the date of this prospectus supplement. Unless we say otherwise, information in this prospectus supplement assumes that the underwriters’ over-allotment option will not be exercised.
(2)	Based upon the current quarterly dividend rate of $0.34167 per share annualized. The quarterly dividend rate reflects an increase authorized by our board of directors on August 20, 2004 for shareholders of record as of September 1, 2004. Purchasers of shares in this offering will not be entitled to receive that dividend. Future dividends may be declared and paid at the discretion of our board of directors and will depend on our future earnings, financial condition and other factors. See “Dividend Policy” under “Price Range of Common Stock and Dividends” in this prospectus supplement for information regarding our dividend policy and “Dividend Rights” under “Description of Common Stock” in the accompanying prospectus for information regarding restrictions applicable to the payment of dividends and distributions to us by our subsidiaries.

Summary Consolidated Financial Data

The following table shows our selected historical consolidated financial data as of and for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004. Our selected historical consolidated financial data as of and for the years ended December 31, 2001, 2002 and 2003 were derived from our audited consolidated financial statements. Our selected historical consolidated financial data as of and for the six months ended June 30, 2003 and 2004 were derived from our unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for our fiscal quarters ended June 30, 2003 and 2004. Certain prior-year amounts shown below have been reclassified for comparative purposes. This selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes incorporated by reference in the accompanying prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Income Statement Data:
Total revenues	$333,711	$347,096	$401,547	$211,142	$220,695
Total operating expenses	285,204	288,966	341,716	182,058	186,175
Operating income	48,507	58,130	59,831	29,084	34,520
Income before cumulative effect of a change in accounting principle	27,362	29,193	30,640	15,208	19,324
Cumulative effect of a change in accounting principle	(117)	—	—	—	—
Net income	27,245	29,193	30,640	15,208	19,324
Weighted average common shares outstanding (basic and diluted)	16,819	17,311	17,894	17,711	18,541

Per Share Data:
Earnings per share:
Income before cumulative effect of a change in accounting principle	$1.63	$1.69	$1.71	$0.86	$1.04
Cumulative effect of a change in accounting principle	(0.01)	—	—	—	—

Net income	$1.62	$1.69	$1.71	$0.86	$1.04

Dividends paid per share of common stock	$1.33	$1.34	$1.35	$0.67	$0.68

	As of December 31,			As of June 30,
	2001	2002	2003	2003	2004
	(in thousands)
Balance Sheet Data:
Total current assets	$83,224	$96,971	$112,463	$85,131	$91,619
Total assets	560,616	639,813	721,687	652,503	746,627
Total current liabilities	61,779	80,547	105,565	93,987	103,556

Capitalization:
Long-term debt, less current maturities	$157,600	$192,149	$202,204	$187,176	$202,230
Common stockholders’ equity	216,292	227,370	263,070	239,165	283,681

Total Capitalization	$373,892	$419,519	$465,274	$426,341	$485,911

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term borrowings and capitalization as of June 30, 2004 on an actual basis and on an as adjusted basis reflecting the sale of 1,100,000 shares of our common stock offered pursuant to this prospectus supplement at the public offering price of $31.85 per share, after deducting the estimated underwriting discount and estimated offering expenses that we will pay, assuming no exercise of the underwriters’ over-allotment option, and the application of a majority of the net proceeds therefrom to repay short-term debt.

	As of June 30, 2004
	Actual	% of Capitalization	As Adjusted	% of Capitalization
	(dollars in thousands)
Cash and cash equivalents	$2,890		$3,282

Short-term borrowings, including current maturities	$48,880		$15,500

Capitalization:
Long-term debt, less current maturities	$202,230	41.6%	$202,230	38.9%
Common stockholders’ equity	283,681	58.4	317,453	61.1

Total capitalization	$485,911	100.0%	$519,683	100.0%

USE OF PROCEEDS

We estimate the net proceeds from the sale of the shares of our common stock in this offering, after deducting the underwriting discount and estimated expenses of $125,000, to be approximately $33.8 million, or $38.9 million if the underwriters’ over-allotment option is exercised in full. We expect to use the net proceeds to pay down borrowings under our unsecured bank line of credit, most of which was incurred to finance construction of the West Campus Cogeneration Facility, and for general corporate purposes. Borrowings under that line of credit bear interest at the London Interbank Offering Rate (LIBOR) plus 0.75% and mature September 28, 2004.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Price Range of Common Stock

Our common stock is listed on the Nasdaq National Market under the symbol “MGEE.” On September 9, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $31.99 per share. As of September 1, 2004, there were 19,115 holders of record of our common stock. The following table sets forth the high and low intraday sale prices, as reported on the Nasdaq National Market, and the cash dividends declared on our common stock for the periods indicated.

	Common Stock
	High	Low	Dividends
Year Ended December 31, 2002
First Quarter	$29.35	$25.00	$0.33333
Second Quarter	28.64	25.77	0.33333
Third Quarter	30.14	24.58	0.33583
Fourth Quarter	29.75	25.32	0.33583

Year Ended December 31, 2003
First Quarter	$29.95	$25.00	$0.33583
Second Quarter	33.65	26.40	0.33583
Third Quarter	35.84	28.65	0.33833
Fourth Quarter	33.00	30.26	0.33833

Year Ended December 31, 2004
First Quarter	$32.30	$29.89	$0.33833
Second Quarter	33.79	27.60	0.33833
Third Quarter (through September 9, 2004)	33.49	30.97	0.34167

Dividend Policy

We have paid a cash dividend on our common stock every year for 95 years and have increased the dividend for the last 29 consecutive years. Dividends are paid quarterly, generally in the months of March, June, September and December. Our board declared a quarterly dividend of $0.34167 per share to holders of record of our common stock as of September 1, 2004, which will be paid on September 15, 2004. Purchasers of shares in this offering will not be entitled to receive that dividend. The quarterly dividend represents an increase of $0.00334 over the quarterly dividend declared by our board in each of the previous four fiscal quarters.

Future dividends may be declared or paid at the discretion of our board of directors and will depend on our future earnings, financial condition and other factors. Our ability to pay dividends depends upon whether we receive dividends from our subsidiaries.

See “Dividend Rights” under “Description of Common Stock” in the accompanying prospectus for information regarding restrictions applicable to the payment of dividends and distributions to us by our subsidiaries.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement (the “Underwriting Agreement”), we have agreed to sell to the underwriters named below, and each underwriter has severally agreed to purchase from us, the respective number of shares of common stock set forth opposite the name of such underwriter in the table below:

Underwriter	Number of shares
A.G. Edwards & Sons, Inc.	550,000
Edward D. Jones & Co., L.P.	550,000

Total	1,100,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Over-allotment Option. We have granted the underwriters a 30-day option to purchase on a pro rata basis up to 165,000 additional shares at the public offering price less the underwriting discount. The option may be exercised only to cover any over-allotments of common stock offered by this prospectus supplement and the accompanying prospectus.

Offering Price, Concessions and Reallowances. The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $0.62 per share. The underwriters and selling group members may allow a discount of not more than $0.10 per share on sales to other broker-dealers. After the initial public offering of the shares, the public offering price and concession and discount to broker-dealers may be changed.

The following table summarizes the underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by MGE Energy, Inc.	No Exercise	Full Exercise
Per Share	$1.035	$1.035
Total	$1,138,500	$1,309,275

We estimate that the total expenses of this offering to be paid by us, excluding the underwriting discount, will be approximately $125,000.

Restrictions on Sales of Similar Securities. We have agreed that, for a period of 90 days after the date of this prospectus supplement, we will not, without A.G. Edwards & Sons, Inc.’s prior written consent, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any of our common stock or any security convertible or exchangeable into or exercisable for our common stock. However, we may issue common stock under our Dividend Reinvestment and Stock Purchase Plan.

Price Stabilization and Short Positions. In connection with this offering, the rules of the Securities and Exchange Commission permit the underwriters to engage in transactions that stabilize the price of our common stock. Those transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

If the underwriters create a short position in our common stock in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of those purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Stafford Rosenbaum LLP, Madison, Wisconsin. Certain other matters relating to the offering will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois. Certain matters relating to the offering will be passed upon for the underwriters by Jones Day, Chicago, Illinois.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

MGE Energy, Inc.

Common Stock $1 Par Value

We intend to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, shares of our common stock, par value $1 per share, having an aggregate public offering price not to exceed $175,794,795, subject to reduction in the event we sell medium term notes or other shares of common stock pursuant to separate prospectuses under the registration statement of which this prospectus is a part.

We will specify the number of shares of common stock being offered and the underwriters for the offering, together with the terms and conditions for such offer, the public offering price, the underwriting discounts and commissions and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both this prospectus and the applicable prospectus supplement carefully before you invest.

Our common stock is quoted on the Nasdaq National Market under the symbol “MGEE.”

See “ Risk Factors” beginning on page 3 of this prospectus to read about factors that you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell shares of our common stock in one or more offerings with a total offering price not to exceed $175,794,795, subject to reduction if we sell any medium-term notes or other shares of common stock which were registered in the same registration statement and described in separate prospectuses. This prospectus provides you with a general description of our common stock. Each time we sell shares of common stock, we will describe in a supplement to this prospectus the specific terms of that offering. The applicable prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and that prospectus supplement, together with the additional information referred to in “Where You Can Find More Information,” before investing in our common stock.

We are not offering the common stock in any state where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

Unless the context otherwise indicates, the words “company,” “we,” “us” and “our” refer to MGE Energy, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus and any prospectus supplement may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. All statements, other than statements of historical facts, included in this prospectus and any prospectus supplement, are forward-looking statements. When used in this document, the words “anticipate,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. We disclaim any duty to update any forward-looking statements. The factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors and uncertainties discussed below under “Risk Factors.”

RISK FACTORS

An investment in our common stock is subject to various risks, including the risks discussed below. These risks should be considered carefully with the information provided elsewhere in this prospectus and the accompanying prospectus supplement before deciding to invest in our common stock. Each of the following factors could have a material adverse effect on our business and could result in a decrease or loss in the value of your investment.

We are affected by weather, which affects customer demand and can affect the operation of our facilities.

The demand for electricity and gas is affected by weather. Very warm and very cold temperatures, especially for prolonged periods, can dramatically increase the demand for electricity for cooling and heating, respectively, as opposed to the softening effect of more moderate temperatures. Our electric revenues are sensitive to the summer cooling season and, to a lesser extent, the winter heating season. Similarly, very cold temperatures can dramatically increase the demand for gas for heating. A significant portion of our gas system demand is driven by heating. Extreme summer conditions or storms may stress electric transmission and distribution systems, resulting in increased maintenance costs and limiting the ability to meet peak customer demand.

We are affected by economic activity within our service area.

Higher levels of development and business activity generally increase the number of customers and their use of electricity and gas. Likewise, periods of recessionary economic conditions generally adversely affect our results of operations.

Our ability to manage our purchased power costs is influenced by a number of uncontrollable factors.

We are exposed to additional purchased power costs to the extent that our power needs cannot be fully covered by the supplies available from our existing facilities and contractual arrangements. Those needs, and our costs, could be affected by:

•	increased demand due to, for example, weather, customer growth or customer obligations,

•	the inability to transmit our contracted power from its generation source to our customers due to transmission line constraints, outages or equipment failures,

•	reductions in the availability of power from our owned or contracted generation sources due to equipment failures, shortages of fuel or environmental limitations on operations, and

•	failure to perform on the part of any party from which we purchase capacity or energy.

An unexpected change in demand or the availability of generation or transmission facilities can expose us to increased costs of sourcing electricity in the short-term market where pricing may be more volatile.

Our financial performance depends on the equipment and facilities in our distribution system being operational.

Weather conditions, accidents, catastrophic events, and failures of equipment or facilities can disrupt or limit our ability to deliver electricity and gas. Efforts to repair or replace equipment and facilities may not be successful, or we may be unable to make the necessary improvements to our distribution system, causing service interruptions. The resulting interruption of services could result in lost revenues and additional costs.

We are subject to extensive government regulation in our business, which affects our costs and responsiveness to changing events and circumstances.

Our business is subject to regulation at the state and Federal levels. We are subject to regulation as a holding company by the Wisconsin Public Service Commission. Our principal subsidiary, MGE, is regulated by the Public Service Commission as to its rates, terms and conditions of service; various business practices and transactions; financing; and transactions between it and its affiliates, including us. MGE is also subject to regulation by the Federal Energy Regulatory Commission, which regulates certain aspects of its business. The regulations adopted by the state and Federal agencies affect the manner in which we do business, our ability to undertake specified actions since pre-approval or authorization may be required, the costs of operations, and the level of rates charged to recover such costs.

Our subsidiaries are subject to environmental laws and regulations that may increase our cost of operations, impact or limit our business plans, or expose us to environmental liabilities.

Numerous environmental regulations govern many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have an adverse effect on our results of operations and on our ability to pay dividends on our common stock.

As a holding company, we are dependent on upstream cash flows from our subsidiaries for the payment of dividends on our common stock.

Since we have no operations of our own, our ability to pay dividends on our common stock is dependent on the earnings and cash flows of our operating subsidiaries and their ability to pay upstream dividends or to repay funds to us. Prior to funding us, our subsidiaries have financial obligations that must be satisfied, including among others, debt service and obligations to trade creditors, and are subject to contractual and regulatory restrictions on the payment of dividends. See “Dividend Rights” under “Description of Common Stock.”

We are exposed to commodity price risk relating to our purchases of natural gas, electricity, coal and oil.

We face commodity price risk exposure with respect to our purchases of natural gas, electricity, coal and oil and risk through our use of derivatives, such as futures, forwards and swaps, to manage that commodity price risk. We could experience increased costs as a result of volatility in the market values of those commodities. We could also experience losses on our derivative contracts as a result of that market value volatility or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative contracts involves our exercise of judgment and use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the value of the reported fair value of these contracts.

We are exposed to interest rate risk.

We, both directly and through MGE, are exposed to interest rate risk on our variable rate financing. We had $48.9 million of variable-rate debt outstanding at June 30, 2004, including $15.0 million of variable-rate long-term debt issued by MGE. Borrowing levels under commercial paper arrangements vary from period to period depending upon capital investments and other factors. Such interest rate risk may make it more difficult to satisfy our obligations and to pay dividends on our common stock at the current rate.

We face risk for the recovery of supplemental fuel and purchased power costs when they exceed the base rate established in MGE’s current rate structure.

MGE burns natural gas in several of its peak electric generation facilities as a supplemental fuel, and in many cases, the cost of purchased power is tied to the cost of natural gas. MGE bears significant regulatory risk for the recovery from customers of such fuel and purchased power costs when they are higher than the base rate established in its current rate structure.

Market performance affects our employee benefit plan asset values.

The performance of the capital markets affects the values of the assets that are held in trust to satisfy the future obligations under our pension and postretirement benefit plans. We have significant obligations in these areas and hold significant assets in these trusts. A decline in the market value of those assets may increase our funding requirements for these obligations.

We are exposed to credit risk primarily through our merchant energy business.

Credit risk is the loss that may result from counterparty nonperformance. We face credit risk primarily through MGE’s merchant energy business. Failure of such counterparties to perform their obligations may result in increased expenses for MGE and may negatively impact the dividend we receive from MGE and, thus, our results of operations and our ability to pay dividends on our common stock.

We face construction risk in connection with the completion of the cogeneration facility on the University of Wisconsin campus if we fail to meet deadlines or performance requirements.

We have assumed risks under the agreements related to the cogeneration facility we are constructing on the University of Wisconsin campus. In the Engineering, Procurement and Construction Agreement, our subsidiary, MGE Power West Campus, LLC, has assumed responsibility for cost overruns and another subsidiary, MGE Construct, LLC, has assumed responsibility for the entire construction process for the facility, including paying liquidated damages relating to failure to achieve completion in accordance with the terms of the agreements by a specified date or failure to meet steam and chilled water performance requirements. We have guaranteed our subsidiaries’ obligations under the Engineering, Procurement and Construction Agreement.

MGE ENERGY, INC.

We were formed in 2001 as a Wisconsin corporation and are an exempt holding company under the Public Utility Holding Company Act of 1935. We are the parent holding company of Madison Gas and Electric Company, a regulated public utility, as well as of non-regulated subsidiaries.

MGE is a Wisconsin public utility that generates and distributes electricity to nearly 132,000 customers throughout 250 square miles of Dane County, Wisconsin. MGE also purchases, transports and distributes natural gas to more than 129,000 customers in 1,375 square miles of service territory in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE has served the Madison, Wisconsin area since 1896.

MGE Power, LLC, through MGE Power West Campus, LLC, is engaged in the development and construction of a natural gas-fired cogeneration plant on the Madison campus of the University of Wisconsin to help meet the future needs of the University and MGE customers. The facility will produce steam heat and chilled water air conditioning for the University and up to 150 megawatts of electricity to meet demand in the Madison area. We also have an option to own a portion of the coal-fired base-load generating facilities that are a part of Wisconsin Energy Corporation’s Power the Future proposal. The proposal included three 600-megawatt coal-fired generating units. Our option permits us to obtain an ownership interest equivalent to approximately 50 megawatts per unit.

Our other non-regulated subsidiaries include MGE Construct, LLC, which is providing construction services in connection with the construction of the cogeneration plant on the campus of the University of Wisconsin; Central Wisconsin Development Corp., which provides property-related services and financing to promote development in MGE’s service area; MAGAEL, LLC, which holds title to properties acquired for future utility plant expansion and non-utility property; and MGE Power Elm Road, LLC, which has been formed to construct and own new electric generation projects.

Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703-1231, and our telephone number is (608) 252-7000. We also have a web site located at www.mgeenergy.com. Except as described under “Where You Can Find More Information,” the information found on, or otherwise accessible through, our website is not incorporated in, and does not form a part of, this prospectus, any accompanying prospectus supplement or any other report or document we file with or furnish to the SEC.

USE OF PROCEEDS

Unless we indicate otherwise in any accompanying prospectus supplement, we expect to use the net proceeds from the sale of the common stock for financing capital expenditures and future acquisitions, to refund or redeem debt and for other general corporate purposes. We will describe in the applicable prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of such prospectus supplement. We will temporarily invest any net proceeds that we do not immediately use in marketable securities.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $1 per share, of which 18,867,967 shares were issued and outstanding as of September 3, 2004. We have not redeemed any of our common stock nor do we hold any shares of common stock as treasury stock.

The following summarizes certain provisions of our Amended and Restated Articles of Incorporation and the Wisconsin Business Corporation Law that relate to our common stock and certain relevant provisions of the Indenture of Mortgage and Deed of Trust, dated as of January 1, 1946 between MGE and First Wisconsin Trust Company (now known as U.S. Bank, N.A.), as Trustee, and indentures supplemental thereto (collectively, the “Bond Indenture”), and the Trust Indenture dated as of September 30, 2003 between MGE Power West Campus, LLC and Bank One Trust Company, N.A.

Voting Rights

Except as described below under “Limitation of Voting Rights of Substantial Shareholders,” each share of our common stock entitles its holder to one vote in all elections of directors and any other matter submitted to a vote at a meeting of shareholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of the shares, if they choose to do so, can elect all of the directors.

All corporate action to be taken by our shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although:

•	the affirmative vote of the holders of two-thirds of our outstanding stock is necessary to amend our Amended and Restated Articles of Incorporation and to approve various fundamental corporate changes, including a merger or share exchange or the sale of all or substantially all of our assets or the dissolution of our company; and

•	the approval of 80% of the votes cast by holders entitled to vote at a duly authorized meeting is required to amend the provisions of our Amended and Restated By-laws relating to the removal of directors only for cause.

Limitation of Voting Rights of Substantial Shareholders

Our Amended and Restated Articles of Incorporation provide for limited voting rights by the record holders of our “voting stock” which is beneficially owned by a Substantial Shareholder (as defined below). These provisions may render more difficult or discourage (1) a merger involving our company, (2) an acquisition of our company, (3) the acquisition of control over our company by a Substantial Shareholder, and (4) the removal of incumbent management. “Voting stock” is defined in our Amended and Restated Articles of Incorporation to include our common stock and any class or series of preferred or preference stock then outstanding entitling its holder to vote on any matter with respect to which a determination is being made, unless our shareholders or our board of directors expressly exempt a class or series of our preferred or preference stock from this provision of our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation do not presently authorize any class of stock other than common stock.

A “Substantial Shareholder” is defined in our Amended and Restated Articles of Incorporation as any person or entity (other than us, any of our subsidiaries, our and our subsidiaries’ employee benefit plans and the trustees thereof), or any group formed for the purpose of acquiring, holding, voting, or disposing of shares of voting stock, that is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock. For purposes of our Amended and Restated Articles of Incorporation, a person is deemed to be a “beneficial owner” of any shares of voting stock which that person (or any of its affiliates or associates) beneficially owns, directly or indirectly, or has the right to acquire or to vote, or which are beneficially owned, directly or indirectly, by any other person with which that person (or any of its affiliates or associates) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock.

A Substantial Shareholder (including the shareholders of record of its beneficially owned shares) is entitled to cast one vote per share (or another number of votes per share as may be specified in or pursuant to our Amended and Restated Articles of Incorporation) with respect to the shares of voting stock which would entitle the Substantial Shareholder to cast up to 10% of the total number of votes entitled to be cast in respect of all the outstanding shares of voting stock. With respect to shares of voting stock that would entitle the Substantial Shareholder to cast more than 10% of the total number of votes, however, the Substantial Shareholder is entitled to only one one-hundredth (1/100th) of the votes per share which it would otherwise be entitled to cast. In addition, in no event may a Substantial Shareholder exercise more than 15% of the total voting power of the holders of voting stock (after giving effect to the foregoing limitations).

If the shares of voting stock beneficially owned by a Substantial Shareholder are held of record by more than one person, the aggregate voting power of all holders of record, as limited by the provisions described above, will be allocated in proportion to the number of shares held. In addition, our Amended and Restated Articles of Incorporation provide that a majority of the voting power of all the outstanding shares of voting stock (after giving effect to the foregoing limitations on voting rights) constitutes a quorum at all meetings of shareholders.

The following is an example of how the votes available to a Substantial Shareholder would be limited by the provision in our Amended and Restated Articles of Incorporation. The example assumes we have a Substantial Shareholder who holds 600 of 1,000 outstanding shares of voting stock. In the absence of the provision, the Substantial Shareholder would be entitled to cast 600 out of 1,000 votes, or 60%—i.e., one vote for each share held. Under the provision, the Substantial Shareholder would be limited to 70 out of 470 votes, or just under 15%. The provision restricts the votes available to the Substantial Shareholder in two ways—it limits the votes available for shares representing more than 10% of the outstanding voting stock and further limits the vote so calculated to no more than 15% of the total voting power of the holders of voting stock. Under the first limit, the Substantial Shareholder would have 105 votes—one vote for each share up to 10% of the outstanding voting stock (100 shares representing 100 votes) and one-one hundredth vote for each additional share (500 shares representing 5 votes). The second limit would further restrict the votes available since, prior to any further adjustment, the Substantial Shareholder would be entitled to cast 21% of the total voting power—i.e., 105 votes out of a total of 505 votes then entitled to be cast (that is, 105 votes by the Substantial Shareholder and 400 votes by all other shareholders). The second limit reduces those votes until the percentage does not exceed 15%—i.e., 70 votes out of a total of 470 entitled to be cast by all shareholders (that is, 70 votes by the Substantial Shareholder and 400 votes by all other shareholders).

Accordingly, beneficial owners of more than 10% of the outstanding shares of our voting stock will be unable to exercise voting rights proportionate to their equity interests.

Subject to specified expectations, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors to 10% of the full voting power of those excess shares. In other words, a person holding 500 shares of a corporation subject to Section 180.1150 of the Wisconsin Business Corporation Law with 1,000 shares outstanding would be limited to 230 votes (that is, 200 votes (20% of the total voting power) plus 30 votes (10% of the excess 300 shares)) on any matter subjected to a shareholder vote. Full voting power may be restored if a majority of the voting power shares represented at a meeting are voted in favor of a restoration of full voting power. This provision may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

Possible Anti-Takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated By-laws and Wisconsin State Law

Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated By-laws providing for a classified board of directors, limiting the rights of shareholders to remove directors, reducing the voting power of persons holding 10% or more of our common stock, requiring a two-thirds vote with respect to an amendment of the Articles and various fundamental corporate changes and permitting us to issue additional shares of common stock without further shareholder approval except as required under rules of the Nasdaq National Market could have the effect, among others, of discouraging takeover proposals for our company or impeding a business combination between us and a major shareholder.

The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a holding company unless the Wisconsin Public Service Commission determines that such action is in the best interest of utility consumers, investors and the public.

Dividend Rights

Holders of our common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution. As a practical matter, our ability to pay dividends on our common stock will be determined by the ability of our operating subsidiaries, principally MGE, to pay dividends to us.

Dividend payments by MGE to us are subject to restrictions arising under a January 12, 2004, Wisconsin Public Service Commission rate order and, to a lesser degree, MGE’s first mortgage bonds. The Public Service Commission order limits the amount of dividends that MGE may pay us when its common equity ratio, calculated in the manner used in the rate proceeding, is less than 55%. Under those circumstances, MGE may not pay dividends in excess of $25.1 million plus dividends on shares issued in excess of the shares issued in the rate proceeding forecast if the proceeds are invested in MGE. MGE’s common equity ratio at June 30, 2004, as determined under the calculation used in the rate proceeding, was 56.5%. The rate proceeding calculation includes as indebtedness imputed amounts for MGE’s outstanding purchase power capacity payments and other Public Service Commission adjustments and excludes the indebtedness associated with our subsidiary, MGE Power West Campus LLC, which is consolidated into MGE’s financial statements in accordance with FIN No. 46-R.

In addition, MGE has covenanted with the holders of its first mortgage bonds not to declare or pay any dividend or make any other distribution on or purchase any shares of its common stock unless, after giving effect thereto, the aggregate amount of all such dividends and distributions and all amounts applied to such purchases, after December 31, 1945, shall not exceed the earned surplus (retained earnings) accumulated subsequent to December 31, 1945. As of June 30, 2004, $150.9 million was available for the payment of dividends under this covenant. As of June 30, 2004, there was one series of first mortgage bonds outstanding under the Bond Indenture, representing indebtedness in the amount of $1.2 million.

Our subsidiary, MGE Power West Campus, LLC, has covenanted with the holders of its 5.68% senior secured notes due September 25, 2033 not to declare or make distributions to us in the event that, both before and after giving effect to such distribution, its total debt to total capitalization would exceed .65 to 1.00 or its projected debt service coverage ratio for the following four fiscal quarters would be less than 1.25 to 1.00. Projected debt service coverage considers the projected revenues available for debt service, after deducting expenses other than debt service, in relation to projected debt service on indebtedness.

Liquidation Rights

In the event we liquidate or dissolve, holders of our then outstanding common stock are entitled to receive ratably all of our assets remaining after all of our liabilities have been paid. In addition, because our operations are currently conducted primarily through MGE, the rights of the holders of our common stock to participate in the distribution of assets of MGE upon the liquidation or reorganization of that subsidiary or otherwise will be subject to the prior claims of any holders of preferred stock of MGE. Currently, there is no outstanding preferred stock of MGE.

Preemptive and Subscription Rights

Holders of our common stock, solely by virtue of their holdings, do not have any preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liability to Further Calls or to Assessment

All of our outstanding shares of common stock have been fully paid and are nonassessable. However, in accordance with Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, shareholders may be personally liable for an amount equal to the par value of their stock for all debts owing to our employees for services performed, but not exceeding six months’ service in any one case.

Miscellaneous

We reserve the right to increase, decrease, or reclassify our authorized capital stock and to amend or repeal any provisions in our Amended and Restated Articles of Incorporation or in any amendment thereto in the manner now or hereafter prescribed by law, subject to the limitations in our Amended and Restated Articles of Incorporation. All rights conferred on the holders of our common stock in our Amended and Restated Articles of Incorporation or any amendment thereto are subject to this reservation. Our common stock does not have any conversion rights.

COMMON STOCK DIVIDENDS AND MARKET

Our practice of paying dividends quarterly (in March, June, September, and December), the time of payment, and the amount of future dividends are necessarily dependent upon our earnings, financial requirements, and other factors. See “Dividend Rights” under “Description of Common Stock.”

Our common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol “MGEE.”

PLAN OF DISTRIBUTION

We may sell shares of our common stock, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including:

•	the name or names of any underwriters or agents,

•	the purchase price of the common stock,

•	our net proceeds from the sale of the common stock,

•	any underwriting discounts and other items constituting underwriters’ compensation and

•	the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. We may also sell the common stock through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

General Information

Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed underwriters as defined in the Securities Act of 1933, and any discounts or commissions we pay to them and any profit made by them on the resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

Legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Stafford Rosenbaum LLP, Madison, Wisconsin. Underwriters’ counsel will render an opinion as to the validity of the common stock for any underwriters, dealers, purchasers or agents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet on the SEC’s web site at www.sec.gov. or on our website at www.mgeenergy.com. Our common stock is traded on the Nasdaq National Market, and you may inspect copies of any documents we file with the SEC at the offices of The National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, DC 20006.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we and MGE have filed with the SEC and any future filings that we make with the SEC under

Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock registered hereby has been issued:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 15, 2004,

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, which were filed with the SEC on May 10, 2004 and August 9, 2004, respectively, and

•	our Current Report on Form 8-K dated August 20, 2004, which was filed with the SEC on August 24, 2004.

You may request a copy of these filings at no cost, by writing, calling or e-mailing us at the following address:

MGE Energy, Inc.

Post Office Box 1231

Madison, Wisconsin 53701-1231

Attention: MGE Energy Shareholder Services

Telephone: (800) 356-6423

Email: investor@mgeenergy.com

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information.

1,100,000 Shares

MGE Energy, Inc.

Common Stock

A.G. EDWARDS	EDWARD JONES

The date of this prospectus supplement is September 10, 2004